As filed with the Securities and Exchange Commission on August 5, 2010.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE HAIN CELESTIAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	22-3240619
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

58 South Service Road

Melville, New York 11747

(631) 730-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Irwin D. Simon

Chairman of the Board,

President and Chief Executive Officer

The Hain Celestial Group, Inc.

58 South Service Road

Melville, New York 11747

(631) 730-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Roger Meltzer, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

Telephone: (212) 335-4500

Approximate date of commencement of proposed sale to the public: From time-to-time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.01	1,558,442	$21.18	$33,007,802	$2,354

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, this registration statement also covers any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sales prices of the registrant’s common stock, as reported on the Nasdaq Global Select Market on July 30, 2010 of $21.45 and $20.90, respectively.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION. DATED AUGUST 5, 2010.

PROSPECTUS

THE HAIN CELESTIAL GROUP, INC.

1,558,442 Shares of Common Stock

This prospectus relates to the resale of up to an aggregate of 1,558,442 shares of common stock, par value $0.01 per share, of The Hain Celestial Group, Inc. that may be offered and sold from time-to-time by the selling stockholders named in this prospectus. For more information on the selling stockholders, please see the section entitled “Selling Stockholders” beginning on page 17 of this prospectus. The shares of common stock offered for resale under this prospectus were issued by us to World Gourmet Marketing, L.L.C. and its designees, who collectively comprise the selling stockholders named in this prospectus, in connection with our acquisition of substantially all of the assets, and the assumption of certain liabilities, of World Gourmet Marketing, L.L.C., which closed on June 15, 2010. We will not receive any of the proceeds from the sale of these shares but we will incur expenses in connection with this offering.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “HAIN.” On August 4, 2010, the last reported sales price of one share of our common stock was $21.62.

Our registration of the shares of common stock covered by this prospectus does not mean that the selling stockholders identified in this prospectus will offer or sell any of the shares. The selling stockholders identified in this prospectus may offer the shares of common stock covered by this prospectus from time-to-time through public or private transactions at prevailing market prices, at prices related to prevailing market prices, at fixed prices or prices subject to change or at privately negotiated prices. We provide more information about how the selling stockholders may sell the shares in the section entitled “Plan of Distribution” beginning on page 24.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 5, as well as the risk factors contained or incorporated by reference in this prospectus or in any supplement hereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2010.

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ABOUT THIS PROSPECTUS

This prospectus relates to the resale of up to an aggregate of 1,558,442 shares of our common stock that may be offered and sold from time-to-time by the selling stockholders identified in this prospectus. The shares of common stock offered for resale under this prospectus were issued by us to World Gourmet Marketing, L.L.C. and its designees, who collectively comprise the selling stockholders named in this prospectus, in connection with our acquisition of substantially all of the assets, and the assumption of certain liabilities, of World Gourmet Marketing, L.L.C., which closed on June 15, 2010. We will not receive any of the proceeds from the sale of these shares but we will incur expenses in connection with this offering.

This prospectus provides you with a general description of the shares the selling stockholders may offer. Any prospectus supplement may add, update or change information contained in this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus or to which we have referred you. We have not authorized any other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference (as our business, financial condition, results of operations and prospects may have changed since that date), even though this prospectus is delivered or securities are sold on a later date.

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration process under the Securities Act of 1933, as amended, or the Securities Act. Under the shelf registration process, up to an aggregate of 1,558,442 shares of common stock may be offered and sold from time-to-time by the selling stockholders identified in this prospectus, who received their shares directly or indirectly from us in connection with our acquisition of substantially all of the assets, and the assumption of certain liabilities, of World Gourmet Marketing, L.L.C. As permitted by the rules and regulations of the SEC, the registration statement, of which this prospectus forms a part, includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s web site or at the SEC’s offices described below under the heading “Where You Can Find Additional Information.”

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the information incorporated by reference in this prospectus may include forward-looking statements within the meaning of Rule 175 of the Securities Act and Rule 3b-6 of the Securities Exchange Act of 1934, as amended, the “Exchange Act.” These forward-looking statements are subject to known and unknown risks, uncertainties and other factors and were derived utilizing numerous important assumptions that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Prospective investors are cautioned not to place undue reliance on these forward-looking statements. Statements preceded by, followed by, or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and are not historical facts. Factors and assumptions involved in the derivation of forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. These factors and assumptions may have an impact on the continued accuracy of any forward-looking statements that we make. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

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SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, including the risks of investing discussed under “Risk Factors” beginning on page 5, the information incorporated by reference, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part. When used in this prospectus, the terms the “Company”, “we”, “us” and “our” refer to The Hain Celestial Group, Inc. and its subsidiaries as a combined entity, except where it is made clear that such terms mean only The Hain Celestial Group, Inc.

Overview

We manufacture, market, distribute and sell natural and organic products under brand names which are sold as “better-for-you” products, providing consumers with the opportunity to lead “A Healthy Way of Life™.” We are a leader in many natural and organic food categories, with such well-known food brands as Earth’s Best®, Celestial Seasonings®, Hain Pure Foods®, Westbrae Natural®, WestSoy®, Rice Dream®, Soy Dream®, Almond Dream®, The Greek Gods®, Imagine®, Walnut Acres Organic®, Ethnic Gourmet®, Rosetto®, Gluten Free Café™, Little Bear Organic Foods®, Bearitos®, Arrowhead Mills®, MaraNatha®, SunSpire®, Health Valley®, Breadshop’s®, Casbah®, Spectrum Naturals®, Spectrum Essentials®, Hollywood®, Garden of Eatin’®, Terra®, Sensible Portions®, Boston’s The Best You’ve Ever Tasted®, Lima®, Grains Noirs®, Natumi®, Yves Veggie Cuisine®, DeBoles®, Nile Spice®, Linda McCartney® (under license), Daily Bread™, Realeat® and Granose®. Our natural personal care products are marketed under the Avalon Organics®, Alba Botanica®, JASON®, Zia®, Queen Helene®, Batherapy®, Shower Therapy®, Footherapy®, Tushies® and TenderCare® brands. Our household cleaning products are marketed under the Martha Stewart Clean™ (under license) brand. We operate in one segment, the manufacturing, distribution, marketing and sale of natural and organic products.

We have a minority investment in Hain Pure Protein Corporation (“HPP” or “Hain Pure Protein”), which processes, markets and distributes antibiotic-free chicken and turkey products. We also have an investment in a joint venture in Hong Kong with Hutchison China Meditech Ltd. (“Chi-Med”), a majority owned subsidiary of Hutchison Whampoa Limited that is listed on the Alternative Investment Market, a sub-market of the London Stock Exchange, to market and distribute co-branded infant and toddler feeding products and market and distribute selected Company brands in China and other markets.

Our brand names are well recognized in the various market categories they serve. We have acquired numerous companies and brands since our formation and intend to seek future growth through internal expansion as well as the acquisition of complementary brands.

Our mission is to be the leading marketer, manufacturer and seller of natural and organic products by anticipating and exceeding consumer expectations in providing quality, innovation, value and convenience. We are committed to growing our Company while continuing to implement environmentally sound business practices and manufacturing processes. Our business strategy is to integrate all of our brands under one management team and employ a uniform marketing, sales and distribution program. We seek to capitalize on our brand equity and the distribution achieved through each of our acquired businesses with strategic introductions of new products that complement existing lines to enhance revenues and margins. We believe that by integrating our various brands, we will continue to achieve economies of scale and enhanced market penetration. We consider the acquisition of natural and organic food and personal care companies and product lines to be an integral part of our business strategy. To that end, we do, from time-to-time, review and conduct discussions with acquisition candidates.

Our products are sold to specialty and natural food distributors and are marketed nationally and internationally to supermarkets, natural food stores, and other retail classes of trade including mass-market retailers, drug store chains, food service channels and club stores.

THE COMPANY

The Hain Celestial Group, Inc. was incorporated in Delaware on May 19, 1993. Our worldwide headquarters office is located at 58 South Service Road, Melville, New York 11747. Our website is www.hain-celestial.com. The information contained on or accessible through our website does not constitute part of this prospectus.

RECENT DEVELOPMENTS

Sale by Hain Pure Protein of Kosher Valley® Brand

On May 14, 2010, Hain Pure Protein completed the sale of its Kosher Valley® brand of certified kosher antibiotic-free chicken and turkey to Empire Kosher Poultry, Inc. (“Empire”). Under the terms of the transaction, Hain Pure Protein received an equity interest in Empire as consideration for its Kosher Valley ownership. The results of Hain Pure Protein are no longer consolidated with the Company’s results, but are now accounted for under the equity method and are reported as a separate line on the Company’s consolidated statements of operations. Prior to the exchange, the losses incurred by Kosher Valley were included in Hain Pure Protein’s results.

Acquisition of Sensible Portions® Brand and Other Assets from World Gourmet Marketing, L.L.C.

On June 15, 2010, we completed the acquisition of substantially all of the assets, and the assumption of certain liabilities, of World Gourmet Marketing, L.L.C., including its Sensible Portions® brand of Garden Veggie Straws™, Potato Straws™ and Apple Straws™, Pita Bites® and other snack products. Sensible Portions® brand products are sold in the club, mass and supermarket channels. The acquisition of the Sensible Portions® brand expands our snack product offerings as well as our sales and marketing opportunities in the club store channel. As part of the consideration for the acquisition, we issued World Gourmet Marketing, L.L.C. and its designees, who comprise the selling stockholders named in this prospectus, an aggregate of 1,558,442 shares of our common stock. Following the completion of the acquisition, Jason Cohen and Jerry Bello, the Co-Founders of World Gourmet Marketing, L.L.C., respectively began serving as President of our Club Division and Vice President, Snacks and Corporate Innovation.

Acquisition of Churchill Food Products

On June 15, 2010, we completed the acquisition of Churchill Food Products Limited, a manufacturer and distributor of food-to-go products in the United Kingdom. We expect that the acquisition of Churchill Food Products Limited will complement our existing Daily Bread® brand by broadening both our customer base for food-to-go products and expanding our product offerings. Following the completion of the acquisition, Tony Pritchard, Managing Director of Churchill Food Products Limited, joined the Daily Bread senior management team.

Acquisition of The Greek Gods® Brand Yogurt and Other Assets of 3 Greek Gods, LLC

On July 2, 2010 we completed the acquisition of substantially all of the assets, and the assumption of certain liabilities, of 3 Greek Gods, LLC, including The Greek Gods® brand of all natural, Greek style yogurt, which is sold in natural and grocery retailers. The acquisition of The Greek Gods® brand expands our product offerings into the yogurt category, and we expect it will provide us with the opportunity to leverage our existing brands with product extensions. Following the completion of the acquisition, the founders of 3 Greek Gods, L.L.C., Stephanos Margaritis, Steve Tselios and Basel Nassar began serving as General Managers of our new Greek Gods Division.

Entry into New Unsecured Credit Facility

On July 6, 2010, we entered into a Credit Agreement with Bank of America, N.A., as Administrative Agent, Swing Line Lender and Letter of Credit Issuer, Wells Fargo Bank, N.A. and Capital One, N.A., as Syndication Agents, HSBC Bank USA, N.A. and Farm Credit East, ACA, as Documentation Agents, and other lenders party thereto (the “Credit Agreement.”) The Credit Agreement provides for a $400 million unsecured revolving credit facility, which may be increased by an additional uncommitted $100 million provided certain conditions are met (including that no default or event of default shall have occurred and be continuing under the terms of the Credit Agreement). Borrowings under the Credit Agreement on the closing date were used to repay all amounts outstanding under the Company’s prior credit agreement. Future borrowings may be used for lawful corporate purposes, including, but not limited to, providing working capital, financing capital expenditures and permitted acquisitions and refinancing existing indebtedness. Our obligations under the Credit Agreement are guaranteed by all of our existing and future domestic subsidiaries, subject to certain exceptions. The Credit Agreement will terminate and all amounts outstanding thereunder will be due and payable on July 6, 2015.

The Credit Agreement provides that loans will bear interest at rates based on (a) the Eurocurrency Rate, as defined in the Credit Agreement, plus a rate ranging from 1.25% to 3.00% per annum or (b) the Base Rate, as defined in the Credit Agreement, plus a rate ranging from 0.25% to 2.00% per annum, the relevant rate being the Applicable Rate. The Applicable Rate will be determined in accordance with a leverage-based pricing grid, as set forth in the Credit Agreement. Swing line loans will bear interest at the Base Rate plus the Applicable Rate. Additionally, the Credit Agreement contains a Commitment Fee, as defined in the Credit Agreement, on the amount unused under the Credit Agreement ranging from 0.25% to 0.45% per annum. Such Commitment Fee will be determined in accordance with a leverage-based pricing grid, as set forth in the Credit Agreement. Until we deliver our compliance certificate for the fiscal quarter ended December 31, 2010, the applicable margins for Eurocurrency Rate loans and Base Rate loans will be 2.00% per annum and 1.00% per annum, respectively, and the Commitment Fee for unused amounts will be 0.35% per annum. As of August 4, 2010, the Applicable Rate on a Base Rate loan was 4.25%.

The Credit Agreement contains restrictive covenants usual and customary for facilities of its type, which include, with specified exceptions, limitations on our ability to engage in certain business activities, incur debt, have liens, make capital expenditures, pay dividends or make other distributions, enter into affiliate transactions, consolidate, merge or acquire or dispose of assets, and make certain investments, acquisitions and loans. The Credit Agreement also requires that we satisfy certain financial covenants, such as maintaining a consolidated interest coverage ratio of no less than 4.00 to 1.00 and a consolidated leverage ratio of no more than 3.50 to 1.00. The consolidated leverage ratio is subject to a step-up to 4.0 to 1.0 for the twelve-month period following a permitted acquisition.

Obligations under the Credit Agreement may be declared due and payable upon the occurrence of certain events of default, as defined in the Credit Agreement, including failure to pay any principal when due and payable, failure to pay interest within three (3) days after it becomes due, failure to comply with any covenant or representation of any loan document, any change of control, cross-defaults and certain other events as set forth in the Credit Agreement, with grace periods in some cases.

Agreement with the Icahn Group

On July 7, 2010, we entered into an agreement with certain investment funds managed by Carl C. Icahn, or the Icahn Group. Under the terms of the agreement, the Icahn Group has agreed to support our board of directors’ slate of director nominees at our 2010 Annual Meeting of Stockholders, which will include the Icahn Group’s designees to our board of directors, Brett Icahn and David Schechter or their respective successors (the “Icahn Suggested Nominees”). We temporarily increased the number of seats on our board of directors from ten to twelve. Two of the directors on our board of directors (other than the Icahn Suggested Nominees) will not stand for re-election at the 2010 Annual Meeting of Stockholders and, following the 2010 Annual Meeting, the number of seats on our board of directors will return to ten. The agreement also provides that our board of directors will form a Strategic Transaction Committee, which will include the Icahn Suggested Nominees as members, and that one of the two Icahn Suggested Nominees will serve on the Compensation Committee of the board of directors. The Company will no longer be required to meet the foregoing obligations if the Icahn Group ceases to be the beneficial owner of the lesser of (a) 10% of the Company’s outstanding common stock or (b) 4,094,963 shares of our common stock.

In addition, so long as we are in compliance with our obligations under the agreement, the Icahn Group has agreed not to (i) become a participant in or actively assist any third party in any solicitation of proxies for use at the 2010 Annual Meeting of Stockholders, (ii) encourage, advise or influence any other person or assist any third party in so encouraging, assisting or influencing any person with respect to the giving or withholding of any proxy vote at the 2010 Annual Meeting of Stockholders in opposition to our slate of nominees for election as directors, (iii) present any proposal for consideration at the 2010 Annual Meeting of Stockholders or (iv) grant any proxy with respect to the 2010 Annual Meeting of Stockholders (other than to the named proxies included in the Company’s proxy card for the 2010 Annual Meeting of Stockholders) or deposit any of the common stock held by the Icahn Group or its affiliates in a voting trust or subject them to a voting agreement or other arrangement of similar effect with respect to the 2010 Annual Meeting of Stockholders.

Pursuant to the agreement, we have approved the Icahn Group becoming the beneficial owner of 15%, but not more than 20%, of our common stock on the condition that the definition of “interested stockholder” in Section 203 of the General Corporation Law of the State of Delaware is deemed amended to substitute 20% for 15%, and Section 203, as so amended, is applicable to, and in full force and effect, for the Icahn Group and us. We have also agreed that, as long as the Icahn Group is the beneficial owner of the lesser of (x) 10% of the outstanding common stock or (y) 4,094,963 shares of our common stock, we will not, among other things, (i) adopt a poison pill that limits the beneficial ownership of Common Stock at or below 20%; (ii) amend our certificate of incorporation or bylaws to adopt certain defensive measures, or (iii) increase the size of the board of directors.

RISK FACTORS

Investment in our common stock involves risks. Prior to making a decision about investing in our common stock, you should consider carefully the risk factors, together with all of the other information, contained or incorporated by reference in this prospectus. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. These risk factors should be read in conjunction with the other information contained or incorporated by reference in this prospectus.

Risks Related to Our Business

Disruptions in the Worldwide Economy and the Financial Markets May Adversely Impact Our Business and Results of Operations

Adverse and uncertain economic and market conditions, particularly in the locations in which we operate, may impact customer and consumer demand for our products and our ability to manage normal commercial relationships with our customers, suppliers and creditors. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns, which may adversely affect our results of operations. Consumers may also reduce the number of natural and organic products that they purchase where there are conventional alternatives, given that natural and organic products generally have higher retail prices than do their conventional counterparts. In addition, consumers may choose to purchase private label products rather than branded products, which generally have higher retail prices than do their private label counterparts. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volumes with existing customers, our ability to attract new customers, the financial condition of our customers and our ability to provide products that appeal to consumers at the right price.

Recent global economic conditions have adversely affected our results of operations. The full impact and duration of the global economic downturn, particularly in the locations in which we operate, cannot be anticipated. While there are signs that conditions may be improving, there is no certainty that this trend will continue and that economic conditions will not deteriorate again. If the unfavorable economic conditions continue, our sales and profitability could continue to be adversely affected.

Our Markets Are Highly Competitive

We operate in highly competitive geographic and product markets. Numerous brands and products compete for limited retailer shelf space, where competition is based on product quality, brand recognition and loyalty, price, product innovation and promotional activity, availability and taste among other things. Retailers also market competitive products under their own private labels which compete with some of our products. During periods of economic uncertainty, such as we have recently experienced, consumers tend to purchase more private label products, which could reduce sales volumes of our products.

Some of our markets are dominated by multinational corporations with greater resources than ours. We cannot be certain that we will successfully compete for sales to distributors or retailers that purchase from larger competitors that have greater financial, managerial, sales and technical resources than we do. Conventional food companies, including but not limited to Campbell Soup Company, Dean Foods Company, General Mills, Inc., Groupe Danone, The J.M. Smucker Company, Kellogg Company, Kraft Foods Inc., Nestle S.A., PepsiCo, Inc., Sara Lee Corporation and Unilever, PLC, and conventional personal care products companies, including but not limited to The Proctor and Gamble Company, Johnson & Johnson and Colgate-Palmolive, may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. We also compete with smaller companies, which may be more innovative, able to bring new products to market faster and better able to quickly exploit and serve niche markets. As a result, we may need to increase our marketing, advertising and promotional spending to protect our existing market share, which may result in an adverse impact on our profitability.

One example of the competitiveness of the markets in which we participate is in the tea portion of the beverage market. Competitive factors in the tea industry include product quality and taste, brand awareness among consumers, variety of specialty tea flavors, interesting or unique product names or offerings, product packaging and package design, supermarket and grocery store shelf space, alternative distribution channels, reputation, price, advertising and promotion. Our principal competitors on a national basis in the U.S. specialty tea market are Thomas J. Lipton Company, a division of Unilever PLC, and R.C. Bigelow, Inc. Unilever has substantially greater financial resources than we do. Additional competitors include a number of regional specialty tea companies. There may be potential entrants which are not currently in the specialty tea market who may have substantially greater resources than we do. Private label competition in the specialty tea category is currently minimal, but growing.

We also compete with other manufacturers in the procurement of natural and organic product ingredients, which may be less plentiful in the open market than conventional product ingredients. This competition may increase in the future if consumer demand for natural and organic products increases. This could cause our expenses to increase or could limit the amount of product that we can manufacture and sell.

Consumer Preferences for Our Products Are Difficult to Predict and May Change

Our business is primarily focused on sales of natural and organic products in markets geared to consumers of natural foods, including specialty teas, non-dairy beverages, infant and toddler foods, cereals, breakfast bars, canned and aseptic soups, nut butters, cooking oils and personal care products which, if consumer demand for such categories were to decrease, could harm our business. In addition, we have other product categories, such as meat alternative products, medically-directed food products and other specialty food items which are subject to evolving consumer preferences.

Consumer trends could change based on a number of possible factors, including:

•	dietary habits and nutritional values, such as fat content or sodium levels,

•	a shift in preference from organic to non-organic and from natural products to non-natural products;

•	the availability of competing private label products offered by retailers; and

•	economic factors and social trends.

A significant shift in consumer demand away from our products or our failure to maintain our current market position could reduce our sales or the prestige of our brands in our markets, which could harm our business. While we continue to diversify our product offerings, developing new products entails risks and we cannot be certain that demand for our products will continue at current levels or increase in the future.

Our Growth is Dependent on Our Ability to Introduce New Products and Improve Existing Products

Our growth depends in part on our ability to generate and implement improvements to our existing products and to introduce new products to consumers. The success of our innovation and product improvement effort is affected by our ability to anticipate changes in consumers preferences, the level of funding that can be made available, the technical capability of our research and development staff in developing and testing product prototypes, including complying with governmental regulations, and the success of our management in rolling out the resulting improvements in a timely manner. If we are unsuccessful in implementing product improvements that satisfy the demands of consumers, our business could be harmed.

Our Acquisition Strategy Exposes Us to Risk, Including Our Ability to Integrate the Brands That We Acquire

We intend to continue to grow our business in part through the acquisition of new brands, both in the United States and internationally. Our acquisition strategy is based on identifying and acquiring brands with products that complement our existing product mix. We cannot be certain that we will be able to successfully:

•	identify suitable acquisition candidates;

•	negotiate identified acquisitions on terms acceptable to us; or

•	integrate acquisitions that we complete.

We may encounter increased competition for acquisitions in the future, which could result in acquisition prices we do not consider acceptable. We are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed.

The success of acquisitions we make will be dependent upon our ability to effectively integrate those brands, including our ability to realize potentially available marketing opportunities and cost savings, some of which may involve operational changes. We cannot be certain:

•	as to the timing or number of marketing opportunities or amount of cost savings that may be realized as the result of our integration of an acquired brand;

•	that a business combination will enhance our competitive position and business prospects;

•	that we will not experience difficulties with customers, personnel or other parties as a result of a business combination; or

•	that, with respect to our acquisitions outside the United States, we will not be affected by, among other things, exchange rate risk.

We cannot be certain that we will be successful in:

•	integrating an acquired brand’s distribution channels with our own;

•	coordinating sales force activities of an acquired brand or in selling the products of an acquired brand to our customer base; or

•	integrating an acquired brand into our management information systems or integrating an acquired brand’s products into our product mix.

Additionally, integrating an acquired brand into our existing operations will require management resources and may divert management’s attention from our day-to-day operations. If we are not successful in integrating the operations of acquired brands, our business could be harmed.

We are Dependent Upon the Services of Our Chief Executive Officer

We are highly dependent upon the services of Irwin D. Simon, our Chairman of the Board, President and Chief Executive Officer. We believe Mr. Simon’s reputation as our founder and his expertise and knowledge in the natural and organic products market are critical factors in our continuing growth. His relationships with customers and suppliers are not easily found elsewhere in the natural and organic products industry. The loss of the services of Mr. Simon could harm our business.

We Rely on Independent Brokers and Distributors for a Substantial Portion of Our Sales

We rely upon sales efforts made by or through non-affiliated food brokers to distributors and other customers, in addition to our own retail sales organization. Food brokers act as selling agents representing specific brands on a non-exclusive basis under oral or written agreements generally terminable at any time on 30 days’ notice, and receive a percentage of net sales as compensation. Distributors purchase directly for their own account for resale. One of our distributors, United Natural Foods, Inc., which redistributes products to natural foods supermarkets, independent natural retailers and other retailers, accounted for approximately 19%, 20% and 20% of our net sales for the fiscal years ended June 30, 2009, 2008, and 2007, respectively. In January 2010, Kehe Food Distributors, Inc. acquired Tree of Life Inc., who together accounted for approximately 8.5% of our net sales for the fiscal year ended June 30, 2009. The loss of, or business disruption at, one or more of these distributors or brokers may harm our business. Failure of a broker to effectively represent the Company’s products to retailers may also harm our business. If we are required to obtain additional or alternative distribution and food brokerage agreements or arrangements in the future, we cannot be certain that we will be able to do so on satisfactory terms or in a timely manner. Our inability to enter into satisfactory brokerage agreements may inhibit our ability to implement our business plan or to establish markets necessary to develop products successfully.

Consolidation of Customers or the Loss of a Significant Customer Could Negatively Impact our Sales and Profitability

Retail customers, such as supermarkets and food distributors in the U.S. and the European Union continue to consolidate. This consolidation has produced larger, more sophisticated organizations that are able to resist price increases or demand increased promotional programs, as well as operate with lower inventories, decrease the number of brands that they carry and increase their emphasis on private label products, which could negatively impact our business.

The consolidation of retail customers also increases the risk that a significant adverse impact on their business could have a corresponding material adverse impact on us. Our largest customer, United Natural Foods, Inc., a distributor, accounted for approximately 19%, 20% and 20% of our net sales for the fiscal years ended June 30, 2009, 2008, and 2007, respectively. No other customer accounted for more than 10% of our net sales in the past three fiscal years. In January 2010, Kehe Food Distributors, Inc. acquired Tree of Life Inc., who together accounted for approximately 8.5% of our net sales for the fiscal year ended June 30, 2009. These customers do not typically enter into long-term sales contracts. The loss of any large customer or the cancellation of any business from a large customer for an extended length of time could negatively impact our sales and profitability.

Loss of One or More of Our Manufacturing or Distribution Facilities or Independent Co-Packers Could Harm Our Business

For the fiscal years ended June 30, 2009, 2008 and 2007, approximately 49%, 47% and 46%, respectively, of our revenue was derived from products manufactured at our own manufacturing facilities. An interruption in or the loss of operations at one or more of these facilities, or the failure to maintain our labor force at one or more of these facilities, could delay or postpone production of our products, which could have a material adverse effect on our business, results of operations and financial condition until such time as an alternate source of production could be secured.

In addition, the success of our business depends, in large part, upon the establishment and maintenance of a strong distribution network. We utilize distribution centers which are managed by third parties. Activity at these distribution centers could be disrupted by a number of factors, including natural disasters and labor issues. Any extended disruption in the distribution of our products could have a material adverse effect on our business.

During fiscal 2009, 2008 and 2007, approximately 51%, 53% and 54%, respectively, of our revenue was derived from products manufactured at independent co-packers. In some cases an individual co-packer may produce all of our requirements for a particular brand. The success of our business depends, in part, on maintaining a strong sourcing and manufacturing platform. We believe there are a limited number of competent, high-quality co-packers in the industry, and if we were required to obtain additional or alternative co-packing agreements or arrangements in the future, we can provide no assurance that we would be able to do so on satisfactory terms in a timely manner. Therefore, the loss of one or more co-packers, or our failure to retain co-packers for newly acquired products or brands, could delay or postpone production of our products, which could have a material adverse effect on our business, results of operations and financial condition.

Our Tea Ingredients Are Subject to Import Risk

Our tea brand purchases its ingredients from numerous foreign and domestic manufacturers, importers and growers, with the majority of those purchases occurring outside of the United States. We maintain long-term relationships with most of our suppliers. Purchase arrangements with ingredient suppliers are generally made annually and in U.S. currency. Purchases are made through purchase orders or contracts, and price, delivery terms and product specifications vary.

Our botanical purchasers visit major suppliers around the world annually to procure ingredients and to assure quality by observing production methods and providing product specifications. Many ingredients are presently grown in countries where labor-intensive cultivation is possible, and where we often must educate the growers about product standards. We perform laboratory analyses on incoming ingredient shipments for the purpose of assuring that they meet our quality standards and those of the U.S. Food and Drug Administration (“FDA”) and the United States Department of Agriculture (“USDA”).

Our ability to ensure a continuing supply of ingredients at competitive prices depends on many factors beyond our control, such as foreign political situations, embargoes, changes in national and world economic conditions, currency fluctuations, forecasting adequate need of seasonal raw material ingredients and climate conditions. We take steps and will continue to take steps intended to lessen the risk of an interruption of botanical supplies, including identification of alternative sources and maintenance of appropriate inventory levels. We have, in the past, maintained sufficient supplies for our ongoing operations.

Our failure to maintain relationships with our existing suppliers or to find new suppliers, observe production standards for our foreign-procured products or continue our supply of botanicals from foreign sources could harm our business.

Our Future Results of Operations May be Adversely Affected by Increased Fuel and Commodity Costs and the Availability of Organic Ingredients

Many aspects of our business have been, and may continue to be, directly affected by the rising cost of fuel and commodities. Increased fuel costs translate into increased costs for the products and services we receive from our third party providers including, but not limited to, increased distribution costs for our products and increased packaging costs. Agricultural commodities and ingredients are the principal inputs used in our products. These items are subject to price volatility which can be caused by commodity market fluctuations, crop yields, weather conditions, changes in currency exchange rates, imbalances between supply and demand and government programs among other factors. Increased demand for organic ingredients may result in our inability to procure adequate supplies, which may result in our inability to satisfy customer orders. As the cost of doing business increases, we may not be able to pass these higher costs on to our customers and, therefore, any such cost increases may adversely affect our earnings.

We are Subject to Risks Associated with Our International Sales and Operations, Including Foreign Currency Risks

Operating in international markets involves exposure to movements in currency exchange rates, which are volatile at times. The economic impact of currency exchange rate movements is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. Consequently, isolating the effect of changes in currency does not incorporate these other important economic factors. These changes, if material, could cause adjustments to our financing and operating strategies. During fiscal 2009, approximately 18.3% of our net sales were generated outside the United States, while such sales outside the U.S. were 22.0% of net sales in 2008 and 24.9% in 2007.

Sales from outside our U.S. markets may continue to represent a significant portion of our total net sales in the future. Our non-U.S. sales and operations are subject to risks inherent in conducting business abroad, many of which are outside our control, including:

•	periodic economic downturns and unstable political environments;

•	price and foreign currency exchange controls;

•	fluctuations in the relative values of currencies;

•	unexpected changes in trading policies, regulatory requirements, tariffs and other barriers;

•	compliance with applicable foreign laws;

•	the imposition of tariffs or quotas;

•	changes in tax laws; and

•	difficulties in managing a global enterprise, including staffing, collecting accounts receivable and managing distributors.

Our Inability to Use Our Trademarks Could Have a Material Adverse Effect on Our Business

We believe that brand awareness is a significant component in a consumer’s decision to purchase one product over another in the highly competitive food, beverage and personal care industry. Although we endeavor to protect our trademarks and trade names, there can be no assurance that these efforts will be successful, or that third parties will not challenge our right to use one or more of our trademarks or trade names. We believe that our trademarks and trade names are significant to the marketing and sale of our products and that the inability to utilize certain of these names could have a material adverse effect on our business, results of operations and financial condition.

Our Food, Beverage and Personal Care Products Must Comply with Government Regulations

We are subject to a variety of laws and regulations in the United States, Canada and other countries where we manufacture, distribute and/or sell our food, beverage, personal care, and household products. These laws and regulations apply to many aspects of our operations, including the manufacture, packaging, labeling, distribution, advertising, and sale of our products. New or revised government laws and regulations as well as increased enforcement by government agencies could result in additional compliance costs; civil remedies, including fines, injunctions, withdrawals, recalls or seizures; confiscations as well as potential criminal sanctions, any of which could adversely affect the operations and financial condition of our business.

We comply with regulatory requirements set forth by the FDA, USDA, Federal Trade Commission (“FTC”), Environmental Protection Agency (“EPA”), Canadian Food Inspection Agency (“CFIA”) as well as state, local and other government agencies in the jurisdictions where we sell our products. Several proposed regulatory activities may have an adverse effect on our business:

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The FDA Food Safety Modernization Act of 2009 is expected to grant greater authority to the FDA to monitor the safety of our national food supply. Our food manufacturing facilities adhere to many of the strict standards being proposed, although the final standards may change.

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The USDA’s National Organic Program (“NOP”) has been charged with defining organic standards for the personal care industry and reevaluating the use and certification of accessory nutrients in organic foods in order to further differentiate the organic industry.

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Additionally, the growth in international markets requires organic equivalence agreements and tariff codes to be established across the globe and specifically in Asia to reduce and potentially eliminate trade barriers for US organic producers and manufacturers.

•	The Safe Cosmetics Act of 2010 proposes a complete regulatory review and overhaul for the chemicals used in personal care products and for potential change in labelling requirements.

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The state legislative environment, specifically the California Safe Drinking Water and Toxic Enforcement Act of 1986, or Proposition 65, lists certain substances that may have a link to cancer or birth defects. For example, if research being conducted across the industry is unsuccessful in finding process modifications to reduce exposure to acrylamide, then warning labels would be required on food and beverage products sold in California. Additionally, some states will ban Bisphenol A (“BPA”) from certain packages for which there are currently no alternative materials available.

We do not know whether or not any of the above will be realized and/or to what degree these proposed regulatory changes may impact our domestic and international food and personal care business. Any change in manufacturing, labeling or packaging requirements for our products may lead to an increase in costs, interruptions or delays, any of which could adversely effect the operations and financial condition of our business.

If the Reputation of One or More of Our Leading Brands Erodes Significantly, it Could Have a Material Impact on Our Results of Operations.

Our financial success is directly dependent on the consumer perception of our brands. The success of our brands may suffer if our marketing plans or product initiatives do not have the desired impact on a brand’s image or its ability to attract consumers. Further, our results of operations could be negatively impacted if one of our brands suffers a substantial impediment to its reputation due to real or perceived quality issues or the Company is perceived to act in an irresponsible manner.

We May be Subject to Significant Liability Should the Consumption of Any of Our Products Cause Illness or Physical Harm.

The sale of food products for human consumption involves the risk of injury or illness to consumers. Such injuries may result from inadvertent mislabeling, tampering by unauthorized third parties or product contamination or spoilage. Under certain circumstances, we may be required to recall or withdraw products, which may lead to a material adverse effect on our business. Even if a situation does not necessitate a recall or market withdrawal, product liability claims might be asserted against us. While we are subject to governmental inspection and regulations and believe our facilities and those of our co-packers comply in all material respects with all applicable laws and regulations, if the consumption of any of our products causes, or is alleged to have caused, a health-related illness in the future we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We maintain product liability insurance in an amount that we believe to be adequate. However, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. A product liability judgment against us or a product recall could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

We Rely on Independent Certification for a Number of Our Food Products

We rely on independent certification, such as certifications of our products as “organic” or “kosher,” to differentiate our products from others. The loss of any independent certifications could adversely affect our market position as a natural and organic food company, which could harm our business.

We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified. For example, we can lose our “organic” certification if a manufacturing plant becomes contaminated with non-organic materials, or if it is not properly cleaned after a production run. In addition, all raw materials must be certified organic. Similarly, we can lose our “kosher” certification if a manufacturing plant and raw materials do not meet the requirements of the appropriate kosher supervision organization.

Due to the Seasonality of Many of Our Products and Other Factors, Our Results of Operations Are Subject to Quarterly Fluctuations

Our tea brand manufactures and markets hot tea products and, as a result, our quarterly results of operations reflect seasonal trends resulting from increased demand for our hot tea products in the cooler months of the year. In addition, some of our other products (e.g., baking and cereal products and soups) also show stronger sales in the cooler months while our snack food product lines and certain of our prepared food products are stronger in the warmer months.

Quarterly fluctuations in our sales volume and results of operations are due to a number of factors relating to our business, including the timing of trade promotions, advertising and consumer promotions and other factors, such as seasonality, inclement weather and unanticipated increases in labor, commodity, energy, insurance or other operating costs. The impact on sales volume and results of operations due to the timing and extent of these factors can significantly impact our business. For these reasons, you should not rely on our quarterly results of operations as indications of our future performance.

The Profitability of Our Operations is Dependent on Our Ability to Manage Our Inventory

Our profit margins depend on our ability to manage our inventory efficiently. As part of our effort to manage our inventory more efficiently, we carried out stock-keeping unit (“SKU”) rationalization programs in fiscal 2009 and 2008, which resulted in the discontinuation of numerous lower-margin or low-turnover stock SKUs. However, a number of factors, such as changes in customers’ inventory levels, access to shelf space and changes in consumer preferences, may lengthen the number of days we carry certain inventories, hence impeding our effort to manage our inventory efficiently.

An Impairment in the Carrying Value of Goodwill or Other Acquired Intangible Assets Could Materially and Adversely Affect our Consolidated Results of Operations and Net Worth

As of March 31, 2010, we had approximately $463 million of goodwill and approximately $146 million of other intangible assets (primarily indefinite-lived intangible assets associated with our brands) on our balance sheet as a result of the acquisitions we have made since our inception. The value of these intangible assets depends on a variety of factors, including the success of our business, market conditions, earnings growth and expected cash flows. Pursuant to generally accepted accounting principles in the United States, we are required to perform impairment tests on our goodwill and indefinite-lived intangible assets annually or at any time when events occur which could impact the value of our reporting units or our indefinite-lived brands. Impairment analysis and measurement is a process that requires considerable judgment. Our determination of whether a goodwill impairment has occurred is based on a comparison of each of our reporting units’ estimated fair value with its carrying value. Our determination of whether an impairment has occurred in our indefinite-lived brands is based on a comparison of the book value of the brand and its fair value. We determine the fair value of our indefinite-lived intangibles using the relief from royalty method. Significant and unanticipated changes could require a charge for impairment in a future period that could substantially affect our consolidated earnings in the period of such charge. In addition, such charges would reduce our consolidated net worth.

We recorded a pre-tax non-cash goodwill impairment charge of $49.6 million related to our Europe and Protein reporting units, net of $7.6 million attributed to the minority interest of HPP, and a non-cash impairment charge of $3.0 million related to a customer relationship in the United Kingdom during the third quarter of fiscal 2009. If our common stock price trades below book value per share for a sustained period, if there are changes in market conditions or a future downturn in our business, or if future interim or annual impairment tests indicate an impairment of our goodwill or indefinite-lived intangible assets, we may have to recognize additional non-cash impairment charges which may materially adversely affect our consolidated results of operations and net worth.

Joint Ventures That we Enter into Present a Number of Risks and Challenges that Could Have a Material Adverse Effect on Our Business and Results of Operations.

As part of our business strategy, we have made minority interest investments and established joint ventures. These transactions typically involve a number of risks and present financial and other challenges, including the existence of unknown potential disputes, liabilities or contingencies and changes in the industry, location or political environment in which these investments are located, that may arise after entering into such arrangements. We could experience financial or other setbacks if these transactions encounter unanticipated problems, including problems related to execution by the management of the companies underlying these investments. Any of these risks could adversely affect our results of operations.

Additionally, we are a minority equity owner in HPP. Because we do not own a majority or maintain voting control of HPP, we do not have the ability to control its policies, management or affairs. The management team of HPP could make business decisions without our consent that could impair the economic value of our investment in HPP. Any such diminution in the value of our investment could have an adverse impact on our business, results of operations and financial condition.

Risks Related to our Common Stock

The Price of Our Common Stock Historically Has Been Volatile. This Volatility May Affect the Price at Which You Could Sell Your Shares of Our Common Stock. In Addition, the Sale of Substantial Amounts of Our Common Stock Could Adversely Affect the Price of Our Common Stock.

The market price for our common stock has varied between a high of $23.56 on June 14, 2010 and a low of $14.45 on February 9, 2010 in the twelve month period ended June 30, 2010. This volatility may affect the price at which you could sell shares of our common stock and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. The market price of our common stock is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in these risk factors; variations in our quarterly results of operations; downward revisions in securities analysts’ estimates and announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

There Can be No Assurances That We Will Have Access to Adequate Sources of Capital When Needed on Terms Acceptable to Us, if at all, Which Could Have a Material and Adverse Effect on Our Business and Results of Operations.

We believe that our cash and cash equivalents and our availability under our Credit Agreement, coupled with our funds from operations will be sufficient to finance our operations for at least the next twelve months. Unanticipated events, however, may occur that could cause us to fall short on our required capital, to violate the covenants under our Credit Agreement or require us to raise capital in the public markets or through private placements or to seek new credit facilities. There can be no assurances, however, that we will have access to adequate sources of capital when needed on terms acceptable to us, if at all, which could materially and adversely affect our business and results of operations.

Our Credit Agreement contains restrictive covenants usual and customary for facilities of its type, which include, with specified exceptions, limitations on the Company’s ability to engage in certain business activities, incur debt, have liens, make capital expenditures, pay dividends or make other distributions, enter into affiliate transactions, consolidate, merge or acquire or dispose of assets, and make certain investments, acquisitions and loans. The Credit Agreement also requires the Company to satisfy certain financial covenants, such as maintaining a consolidated interest coverage ratio and a consolidated leverage ratio. If our performance, after the passage of any applicable grace periods, does not result in compliance with any of the restrictive or financial covenants, or if our lenders seek to exercise their rights under the Credit Agreement, we would seek to modify our financing arrangements or to obtain waivers from our lenders with respect to such noncompliance, but there can be no assurance that our lenders would agree to modify our financing arrangements, grant such waivers or not exercise their rights and remedies under the Credit Agreement, including declaring all outstanding debt due and payable.

Futures Sales or Other Issuances of Our Common Stock or Issuances of Securities Convertible Into Our Common Stock Would Result in Dilution to Our Stockholders and Could Adversely Impact the Market Price of Our Common Stock.

As of July 31, 2010, we had outstanding 42,816,657 shares of our common stock, 410,553 outstanding shares of restricted stock and restricted stock units and options to purchase 4,552,733 shares of common stock (3,269,994 of which have an exercise price below $21.62 per share). In the future we may sell additional shares of our common stock or securities convertible into our common stock to raise capital or issue additional shares of our common stock or securities convertible into our common stock as consideration for future acquisitions, which would dilute the voting power and ownership percentage of our stockholders. In addition, we have a substantial number of shares of common stock reserved for issuance upon exercise of stock options, which would result in additional dilution of the voting power and ownership percentage of our stockholders upon exercise. We cannot predict the size of future issuances of our common stock or securities convertible into our common stock or the effect, if any, that such future issuances might have on the market price for our common stock. The issuance and sale of substantial amounts of our common stock or securities convertible into our common stock, or the perception that such issuances and sales may occur, could also materially and adversely affect the market price of our common stock and impair our ability to raise capital through the issuance of additional equity securities.

Our Officers and Directors and 10% or Greater Beneficial Owners May Be Able to Control Our Actions

Our officers and directors and 10% or greater beneficial owners, including the Icahn Group beneficially owned (assuming the exercise of all stock options held by our officers and directors) approximately 18.9% of our common stock as of July 31, 2010. Accordingly, our officers and directors and 10% or greater beneficial owners may be in a position to influence the election of our directors and otherwise influence stockholder action.

In addition, pursuant to our agreement with the Icahn Group, we have approved the Icahn Group becoming the beneficial owner of 15%, but not more than 20%, of our common stock on the condition that the definition of “interested stockholder” in Section 203 of the DGCL is deemed amended to substitute 20% for 15%, and Section 203, as so amended, is applicable to, and in full force and effect, for the Icahn Group and us. According to Amendment No. 1 to the Schedule 13D filed by the Icahn Group on May 24, 2010, the Icahn Group beneficially owned an aggregate of 5,407,546 shares of our common stock (including shares underlying call options held by one or more members of the Icahn Group) or 13.24% of our outstanding common stock (based upon the 40,830,976 shares of our common stock stated to be outstanding as of February 5, 2010 in our Quarterly Report on Form 10-Q filed with the SEC on February 9, 2010). As a result, the Icahn Group could increase its beneficial ownership of our common stock.

Under the terms of the agreement, the Icahn Group have agreed to support our board of directors’ slate of director nominees at our 2010 Annual Meeting of Stockholders, which will include the Icahn Suggested Nominees. In addition, so long as we are in compliance with our obligations under the agreement, the Icahn Group has agreed not to (i) become a participant in or actively assist any third party in any solicitation of proxies for use at the 2010 Annual Meeting of Stockholders, (ii) encourage, advise or influence any other person or assist any third party in so encouraging, assisting or influencing any person with respect to the giving or withholding of any proxy vote at the 2010 Annual Meeting of Stockholders in opposition to our slate of nominees for election as directors, (iii) present any proposal for consideration at the 2010 Annual Meeting of Stockholders or (iv) grant any proxy with respect to the 2010 Annual Meeting of Stockholders (other than to the named proxies included in the Company’s proxy card for the 2010 Annual Meeting of Stockholders) or deposit any of the common stock held by the Icahn Group or its affiliates in a voting trust or subject them to a voting agreement or other arrangement of similar effect with respect to the 2010 Annual Meeting of Stockholders. Following our 2010 Annual Meeting of Stockholders, however, the Icahn Group could be in a position to influence the election of our directors or otherwise influence stockholder action, including, without limitation, whether, with whom and the terms on which we could engage in a change in control transaction, which could have the effect of discouraging, delaying or preventing a change in control.

Our Ability to Issue Preferred Stock May Deter Takeover Attempts

Our board of directors is empowered to issue, without stockholder approval, preferred stock with dividends, liquidation, conversion, voting or other rights which could decrease the amount of earnings and assets available for distribution to holders of our common stock and adversely affect the relative voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be used as a method of discouraging, delaying or preventing a change in control. Our amended and restated

certificate of incorporation authorizes the issuance of up to 5,000,000 shares of “blank check” preferred stock with such designations, rights and preferences as may be determined from time-to-time by our board of directors. Although we have no present intention to issue any shares of our preferred stock, we may do so in the future under appropriate circumstances.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus are being registered for the account of the selling stockholders. We will not receive any of the proceeds from the sale of these shares but we will incur expenses in connection with this offering. We will pay all expenses of the registration and qualification of the shares of common stock other than selling commissions and fees and stock transfer taxes. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

SELLING STOCKHOLDERS

This prospectus relates to the resale of shares of our common stock by the selling stockholders identified below in the table. The selling stockholders may dispose of all, some or none of their shares in this offering. See “Plan of Distribution” for more information.

Acquisition of our Common Stock by the Selling Stockholders

The 1,558,442 shares of common stock offered for resale under this prospectus were issued by us to World Gourmet Marketing, L.L.C. and its designees, who collectively comprise the selling stockholders identified in the table below, in connection with our acquisition of substantially all of the assets, and the assumption of certain liabilities, of World Gourmet Marketing, L.L.C. Pursuant to the terms of the asset purchase agreement, we agreed to file a registration statement with respect to the resale of such shares of our common stock. We also agreed to use commercially reasonable efforts to cause this registration statement to be declared and remain effective and available for the resale of such shares of our common stock and to prepare and file all necessary amendments and supplements to this registration statement to keep it effective until the earlier of (i) the expiration of the twenty-four (24) month period following the date this registration statement is declared effective and (ii) such time as all the shares of common stock covered by this registration statement have been sold by the selling stockholders. Pursuant to the terms of the asset purchase agreement, we, on the one hand, and World Gourmet Marketing, L.L.C. and its designees, on the other hand, have agreed to indemnify the other for certain liabilities. We agreed to pay all of our expenses incurred in connection with any registration or qualification of the shares registered by this registration statement, including all SEC registration and filing fees.

Arrangements Between Us and the Selling Stockholders

Except for the asset purchase agreement described above, the voting and standstill agreements described below, the ownership of shares of our common stock, the employment by us of Jason Cohen and Jerry Bello, or as otherwise set forth in the footnotes to the table below, no selling stockholder has or within the past three years had any position, office or material relationship with us.

Voting and Standstill Agreements Between Us and Certain Selling Stockholders

We entered into a voting and standstill agreement with Clearlake Capital Partners II (ECI), LLC (“Clearlake) and each of World Gourmet Marketing, L.L.C., Jason Cohen, Jerry Bello and Jeffrey Talpins (each, a “Subject Stockholder” and, collectively, the “Subject Stockholders”) in connection with our acquisition of substantially all of the assets, and the assumption of certain liabilities, of World Gourmet Marketing, L.L.C.

The voting and standstill agreement provides that, until its expiration date, each of the Subject Stockholders will (a) be present (in person or by proxy) at each of our stockholder meetings (including any adjournments or postponements of such meetings) for the purpose of establishing a quorum and (b) will vote at such meetings or consent in any written consent of stockholders all of the shares of our common stock owned by it or him as follows: (i) in favor of approval of any and all “management proposals”; and (ii) against the approval of any proposal in opposition to or competition with a “management proposal”. The voting and standstill agreement provides that a “management proposal” is any proposal with a “FOR” recommendation by our board of directors relating to (1) the election of our directors, (2) ratification of our auditors, (3) say on pay proposals, (4) business combinations (including any merger, tender officer, sale of assets or recapitalization) and (5) benefit plans for employees and directors. Each Subject Stockholder has also granted us and our executive officers an irrevocable proxy in connection with its or his voting obligations under the voting and standstill agreement. The expiration date of the voting and standstill agreement is the earlier of (x) June 15, 2013 or (y) as to each Subject Stockholder, such time as the Subject Stockholder and its or his affiliates no longer holds any shares of our common stock.

The voting and standstill agreement also provides that, until its expiration date, Clearlake and its affiliates and each of the Subject Stockholders and their respective affiliates will not, without the prior written consent of us or our board of directors, acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise, (i) beneficial ownership of voting securities or rights to acquire beneficial ownership of any of the voting securities of us or of any successor to or person in control of us, or (ii) the assets of us (including the assets of any of our divisions) or of any successor to or person in control of us. However, Clearlake and its affiliates and each of the Subject Stockholders shall not be prohibited from acquiring our voting securities either (i) if after such acquisition, such person is the beneficial owner of less than five percent (5%) in the aggregate of the voting securities or direct or indirect rights to acquire any voting securities of us or any successor to or person in control of us, or (ii) as the owner of record on behalf of any other person other than its or his respective affiliates. In addition, the voting and standstill agreement provides that, until its expiration date, Clearlake and its affiliates and each of the Subject Stockholders and their respective affiliates will not, without the prior written consent of us or our board of directors, (x) directly or indirectly solicit proxies to vote or seek to advise or influence any person with respect to the voting of any of our voting securities; (y) announce, submit a proposal for or make an offer of any extraordinary transaction involving us or our securities or assets; or (z) form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing. The voting and standstill agreement does not restrict any of the Subject Stockholders from transferring any of its or his shares of our common stock, except that any shares of our common stock that any Subject Stockholder transfers to its affiliates shall remain subject to the terms of the voting and standstill agreement.

Information Concerning the Selling Stockholders

The table below sets forth the names of the selling stockholders, the number of shares of common stock beneficially owned by the selling stockholders immediately prior to the date of this prospectus, and the total number of shares that may be offered pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our common stock by the selling stockholders as adjusted to reflect the assumed sale of all of the shares offered under this prospectus. The percentage beneficial ownership of our common stock of the selling stockholders set forth in the table below is based on 42,816,657 shares of our common stock outstanding as of July 31, 2010. The selling stockholders may offer the shares for sale from time-to-time in whole or in part. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. Except where otherwise noted in the footnotes to the table, each of the selling stockholders named in the following table has, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by them. Except as noted below, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Because the selling stockholders may sell all, some or none of the shares of common stock beneficially owned by them, we are unable to determine the exact number of shares that will actually be sold pursuant to this prospectus and any supplement or amendment to this prospectus. We have estimated the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering assuming that all of the selling stockholders sell all of their shares registered pursuant to this registration statement and that no other shares of our common stock are acquired or sold by the selling stockholders prior to completion of this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time-to-time since the date on which they provided the information, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution.”

The following table sets forth, to our knowledge, information for the selling stockholders as of August 2, 2010, based on information furnished to us by the selling stockholders. We have relied on the representations made by the selling stockholders and the information furnished to us. Information concerning the selling stockholders may change from time-to-time and any changed information will be set forth in supplements or amendments to this prospectus if and when necessary.

	Beneficial Ownership Before Offering		Number of Shares Being Registered	Beneficial Ownership After Offering
Selling Stockholder	Number of Shares Owned	Percent		Shares (1)	Percent (1)

World Gourmet Marketing, L.L.C.(2)	519,481	1.21%	519,481	0	*

Gary Katcher(3) , (4)	34,305	0.08	34,305	0	*

Nancy Bogen Torchio(4)	3,119	0.01	3,119	0	*

Lalyn Kenyon(4)	3,119	0.01	3,119	0	*

Mark Danchak(4)	6,237	0.01	6,237	0	*

William Murphy(4)	15,593	0.04	15,593	0	*

Michael Murphy(4)	12,474	0.03	12,474	0	*

Romulo Perez-Segnini(4)	3,119	0.01	3,119	0	*

William J. Deutsch(4)	37,423	0.09	37,423	0	*

Mitchell R. Katcher and Anne M. Katcher, Joint Tenants(4) , (5)	9,356	0.02	9,356	0	*

Clearlake Capital Partners II (ECI), LLC(4) , (6)	262,139	0.61	262,139	0	*

Leigh Feuerstein(4)	28,068	0.06	28,068	0	*

Jason Cohen(4), (7)	189,806	0.44	189,806	0	*

IBC Snacks LLC(4), (8)	22,908	0.05	22,908	0	*

Jerry Bello(4) , (7)	189,807	0.44	189,807	0	*

Jack M. Lotker(4)	62,616	0.15	62,616	0	*

Jeffrey Talpins(4)	127,097	0.30	127,097	0	*

Matthew Goldman(4)	31,775	0.07	31,775	0	*

Total shares of our common stock registered	1,558,442		1,558,442

*	Less than one percent (1%) of our common stock outstanding as of July 31, 2010.
(1)	Assuming the sale of all shares registered pursuant to this registration statement and that no other shares of our common stock are acquired or sold by the selling stockholders prior to completion of this offering.
(2)

Jason Cohen has voting and investment control over the shares owned by World Gourmet Marketing, L.L.C. The address for World Gourmet Marketing, L.L.C. is 49 Lincoln Road, Suite 200, Butler, New Jersey 07405. All of the shares owned by World Gourmet Marketing, L.L.C. are held in escrow pursuant to the terms of an escrow agreement with the Company, World Gourmet

Marketing, L.L.C., World Gourmet Acquisition, LLC and Continental Stock Transfer & Trust Company, as escrow agent, in order to satisfy the indemnification and other obligations of World Gourmet Marketing, L.L.C. under the asset purchase agreement. Under the terms of the escrow agreement, one half of the shares held in escrow, net of any claims paid or reserved to paid out of the escrow, will be released to World Gourmet Marketing, L.L.C. on June 15, 2011 with the balance of the shares (net of any claims paid or reserved to paid out of the escrow) to be released to World Gourmet Marketing, L.L.C. on June 15, 2012. Under the escrow agreement, World Gourmet Marketing, L.L.C., at its sole option, may substitute cash in lieu of all or any portion of the shares held in escrow, at a per share price of $19.25 (as adjusted for stock splits, reorganizations or any similar transaction affecting the common stock).

(3)	Gary Katcher has advised us that he is an affiliate of one or more registered broker-dealers. Mr. Katcher has further advised us that he acquired the shares in connection with our acquisition of substantially all of the assets, and the assumption of certain liabilities, of World Gourmet Marketing, L.L.C., which closed on June 15, 2010, and at such time had no agreements or understandings, directly or indirectly, with any person to distribute such shares. Mr. Katcher has voting and investment control over these shares.
(4)	The selling stockholder’s beneficial ownership of shares of common stock before the offering does not include the selling stockholder’s interest in the shares held in escrow pursuant to the terms of an escrow agreement with the Company, World Gourmet Marketing, L.L.C. and Continental Stock Transfer & Trust Company, as escrow agent, in order to satisfy the indemnification and other obligations of World Gourmet Marketing, L.L.C. under the asset purchase agreement. Under the terms of the escrow agreement, one half of the shares held in escrow, net of any claims paid or reserved to paid out of the escrow, will be released to World Gourmet Marketing, L.L.C. on June 15, 2011 with the balance of the shares (net of any claims paid or reserved to paid out of the escrow) to be released to World Gourmet Marketing, L.L.C. on June 15, 2012. Under the escrow agreement, World Gourmet Marketing, L.L.C., at its sole option, may substitute cash in lieu of all or any portion of the shares held in escrow, at a per share price of $19.25 (as adjusted for stock splits, reorganizations or any similar transaction affecting the common stock). Jason Cohen has voting and investment control over the shares owned by World Gourmet Marketing, L.L.C.
(5)	Mitchell R. Katcher and Anne M. Katcher share equal voting and investment control over these shares as joint tenants.
(6)	Jose Feliciano, Behdad Eghbad and Steven Chang are each a Manager of Clearlake Capital Partners II (ECI), LLC and share voting and investment power over these shares. The address for Clearlake Capital Partners II (ECI), LLC is: Clearlake Capital Group, L.P., 233 Wilshire Blvd, Suite 800, Santa Monica, CA 90401.
(7)	Each of Jason Cohen and Jerry Bello is currently an officer and employee of the Company.
(8)	Donald Demato and Gloria Shabazz are the President and Treasurer, respectively, of IBC Snacks, LLC and share voting and investment power over these shares. The address for IBC Snacks, LLC is 1000 Main Street, Suite #309, Vorhees, New Jersey 08043. IBC Snacks, LLC is a food broker that makes sales of certain of our products in the club channel.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 100,000,000 shares of common stock, $.01 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share.

The following description is qualified in all respects by reference to our certificate of incorporation and our bylaws.

Common Stock

Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders. Under our bylaws, unless otherwise required by statute, our certificate of incorporation or our bylaws, action by our stockholders is taken by the affirmative vote of the holders of a majority of the votes cast at a meeting of stockholders at which a quorum is present, except for elections of directors, which are determined by a plurality of the votes cast at a meeting of stockholders at which a quorum is present. Holders of our common stock may not cumulate their votes in the elections of directors. The holders of common stock do not have preemptive rights or rights to convert their common stock into other securities. Holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of the common stock have the right to a ratable portion of the assets remaining after payment of liabilities. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

We are authorized by our certificate of incorporation to issue a maximum of 5,000,000 shares of preferred stock, in one or more series and containing such rights, privileges and limitations including voting rights, dividend rates, conversion privileges, redemption rights and terms, redemption prices and liquidation preferences, as our board of directors may, from time-to-time, determine.

The issuance of shares of preferred stock pursuant to our board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock, and otherwise adversely affect the rights and powers, including voting rights, of holders of common stock and may have the effect of delaying or preventing us from being subject to a change in control. See “Risk Factors — Risks Related to Our Business — Our Ability to Issue Preferred Stock May Deter Takeover Attempts.” We are not required by the Delaware General Corporation Law, or the DGCL, to seek stockholder approval prior to any issuance of authorized but unissued stock and our board of directors does not currently intend to seek stockholder approval prior to any issuance of authorized but unissued stock, unless otherwise required by law.

Certificate of Incorporation and Bylaws

Pursuant to the DGCL, the power to adopt, amend and repeal bylaws is conferred solely upon the stockholders unless the corporation’s certificate of incorporation also confers such power upon the board of directors. Under our certificate of incorporation, our board of directors is granted the power to amend our bylaws. Our bylaws provide that each director has one vote on each matter for which directors are entitled to vote. Our certificate of incorporation and/or bylaws also provide that (1) from time-to-time, by resolution, our board of directors has the power to change the number of directors, (2) the directors will hold office until the next annual meeting of stockholders and until their respective successors are elected and qualified, and (3) unless otherwise prescribed by statute, special meetings of stockholders may only be called by our board of directors or certain of our officers. These provisions, in addition to the existence of authorized but unissued capital stock, may have the effect, either alone or in combination with each other, of making more difficult, or discouraging unsolicited third parties from, an acquisition of us which has been deemed undesirable by our board of directors. Pursuant to our agreement with the Icahn Group, we temporarily increased the number of seats on our board of directors from ten to twelve. Two of our directors on our board of directors (other than the Icahn Suggested Nominees) will not stand for re-election at the 2010 Annual Meeting of Stockholders and, following the 2010 Annual Meeting, the number of seats on our board of directors will return to ten. (See below “—Agreement with the Icahn Group” for more information about our agreements with the Icahn Group with respect to our board of directors and “Risk Factors — Risks Related to Our Common Stock — Our Officers and Directors and 10% or Greater Beneficial Owners May Be Able to Control Our Actions”.)

Section 203 of the Delaware Law

Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (1) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, or (3) on or after such date the business combination is approved by the board of directors and by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person, who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock. This provision of law could discourage, prevent or delay a change in management or stockholder control of us, which could have the effect of discouraging bids and thereby prevent stockholders from receiving the maximum value for their shares, or a premium for their shares in a hostile takeover situation.

As discussed below in more detail under “—Agreement with the Icahn Group”, we have approved the Icahn Group becoming the beneficial owner of 15%, but not more than 20%, of our common stock on the condition that the definition of “interested stockholder” in Section 203 of the DGCL is deemed amended to substitute 20% for 15%, and Section 203, as so amended, is applicable to, and in full force and effect, for the Icahn Group and us. See “Risk Factors — Risks Related to Our Common Stock — Our Officers and Directors and 10% or Greater Beneficial Owners May Be Able to Control Our Actions”.

Agreement with the Icahn Group

On July 7, 2010, we entered into an agreement with certain investment funds managed by the Icahn Group. Under the terms of the agreement, the Icahn Group has agreed to support our board of directors’ slate of director nominees, which will include the Icahn Suggested Nominees, at our 2010 Annual Meeting of Stockholders. We temporarily increased the number of seats on our board of directors from ten to twelve. Two of the directors on our board of directors (other than the Icahn Suggested Nominees) will not stand for re-election at the 2010 Annual Meeting of Stockholders and, following the 2010 Annual Meeting of Stockholders, the number of seats on our board of directors will return to ten. The agreement also provides that our board of directors will form a Strategic Transaction Committee, which will include the Icahn Suggested Nominees as members, and that one of the two Icahn Suggested Nominees will serve on the Compensation Committee of the board of directors. The Company will no longer be required to meet the foregoing obligations if the Icahn Group ceases to be the beneficial owner of the lesser of (a) 10% of the Company’s outstanding common stock or (b) 4,094,963 shares of our common stock.

In addition, so long as we are in compliance with our obligations under the agreement, the Icahn Group has agreed not to (i) become a participant in or actively assist any third party in any solicitation of proxies for use at the 2010 Annual Meeting of Stockholders, (ii) encourage, advise or influence any other person or assist any third party in so encouraging, assisting or influencing any person with respect to the giving or withholding of any proxy vote at the 2010 Annual Meeting of Stockholders in opposition to our slate of nominees for election as directors, (iii) present any proposal for consideration at the 2010 Annual Meeting of Stockholders or (iv) grant any proxy with respect to the 2010 Annual Meeting of Stockholders (other than to the named proxies included in the Company’s proxy card for the 2010 Annual Meeting of

Stockholders) or deposit any of the common stock held by the Icahn Group or its affiliates in a voting trust or subject them to a voting agreement or other arrangement of similar effect with respect to the 2010 Annual Meeting of Stockholders.

Pursuant to the agreement, we have has approved the Icahn Group becoming the beneficial owner of 15%, but not more than 20%, of our common stock on the condition that the definition of “interested stockholder” in Section 203 of the DGCL is deemed amended to substitute 20% for 15%, and Section 203, as so amended, is applicable to, and in full force and effect, for the Icahn Group and us. We have also agreed that, as long as the Icahn Group is the beneficial owner of the lesser of (x) 10% of the outstanding common stock or (y) 4,094,963 shares of our common stock, we will not, among other things, (i) adopt a poison pill that limits the beneficial ownership of Common Stock at or below 20%; (ii) amend our certificate of incorporation or bylaws to adopt certain defensive measures, or (iii) increase the size of the board of directors. See “Risk Factors — Risks Related to Our Common Stock — Our Officers and Directors and 10% or Greater Beneficial Owners May Be Able to Control Our Actions”.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is Continental Stock Transfer & Trust Company, New York, New York.

PLAN OF DISTRIBUTION

The shares of common stock listed in the table appearing under the caption “Selling Stockholders” in this prospectus are being registered to permit the resale of these shares of common stock by the holders of such shares of common stock from time-to-time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.

The selling stockholders or their registered assigns (including their respective pledgees, donees, transferees or successors-in-interest selling shares received from the Selling Stockholder as donor, pledgor or borrower or in connection with other non-related transfers after the date of the registration statement) may, from time-to-time, directly by the selling stockholder or alternatively, through underwriters, broker-dealers or agents or through a combination of such methods at the market price prevailing at the time of sale, a price related to the prevailing market price, at a fixed price or prices subject to change, a negotiated price or such other price as the Selling Stockholder determines from time-to-time. The selling stockholders may use any one or more of the following methods of sale:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	a block trade in which the broker-dealer so engaged will attempt to sell as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account;

•	on any national securities exchange or quotation service on which shares of our commons tock may be listed or quoted at the time of sale;

•	privately negotiated transactions;

•	in any combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law and our insider trading policy.

The selling stockholders may (if subject to the Company’s insider trading policy, then only if and to the extent permitted thereby), from time-to-time, pledge or loan some or all of the shares of common stock owned by them to a broker-dealer to the extent permitted pursuant to applicable law. The broker-dealer may offer and sell the shares of common stock so loaned or, upon a default, the broker-dealer may, from time-to-time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the broker-dealer as a selling stockholder under this prospectus.

The selling stockholders may (if subject to the Company’s insider trading policy, then only if and to the extent permitted thereby) enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders also may (if subject to the Company’s insider trading policy, then only if and to the extent permitted thereby) engage in short shares of our common stock or enter into option or other transactions with broker-dealers, who may then resell or otherwise transfer shares of our common stock pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchaser.

In order to comply with the securities laws of certain states, if applicable, the shares will be sold only through registered or licensed broker-dealers.

If underwriters are used in a firm commitment underwriting, the shares will be acquired by the underwriters for their own account and may be resold from time-to-time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Generally, the underwriters’ obligations to purchase the shares will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the shares offered if they purchase any of the shares offered. If any arrangement is entered into with any underwriter, a supplement to this prospectus will be filed disclosing (i) the name of each such selling stockholder and of the underwriter(s), (ii) the amount of securities underwritten, (iii) the public offering price of the shares of common stock and the proceeds to the selling stockholders, (iv) the commissions paid or discounts or concessions allowed to such underwriter(s), where applicable, and (v) other facts material to the transaction.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest may be the selling beneficial owners for purposes of this prospectus.

We have agreed to pay our fees and expenses incident to the registration and qualification of the shares. We and the selling stockholders have agreed to indemnify one another for certain liabilities.

The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to this registration statement, of which this prospectus forms a part. In addition, there can be no assurance that the selling stockholder will not transfer, devise or gift the shares of common stock registered pursuant to this registration statement by other means not described in this registration statement.

LEGAL MATTERS

DLA Piper LLP (US), Baltimore, Maryland, will pass for us upon the validity of the shares of common stock offered under this prospectus. Roger Meltzer, a partner of DLA Piper LLP (US), is also a member of our board of directors. Mr. Meltzer receives compensation as a board member.

EXPERTS

The consolidated financial statements of The Hain Celestial Group, Inc. and Subsidiaries appearing in The Hain Celestial Group, Inc. and Subsidiaries’ Annual Report on Form 10-K for the year ended June 30, 2009 (including the schedule appearing therein), and the effectiveness of The Hain Celestial Group, Inc. and Subsidiaries’ internal control over financial reporting as of June 30, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports and other information with the SEC. Interested readers may read and copy any materials that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Readers may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site (www.sec.gov) that contains our reports.

Our internet address is www.hain-celestial.com. We make available free of charge on or through the investors relations section of our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material, or furnish it to the SEC. The information on or accessible through our website that is not specifically incorporated by reference herein is not a part of this prospectus.

You should rely only upon the information provided in this prospectus or any prospectus supplement or incorporated herein or therein by reference. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus or any prospectus supplement, including any information incorporated herein or therein by reference, is accurate as of any date other than that set forth on the front cover of this prospectus or any prospectus supplement.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring you to other documents filed separately with the SEC that contain that information. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically modifies and supersedes previously filed information including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information. Any information so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference the documents listed below that we have filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2009 filed with the SEC on August 31, 2009;

•	our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed with the SEC on November 9, 2009;

•	our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2009 filed with the SEC on February 9, 2009;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed with the SEC on May 10, 2010;

•	our definitive proxy statement on Schedule 14A filed with the SEC on October 28, 2009;

•	our Current Reports on Form 8-K filed with the SEC on July 2, 2009, July 6, 2009, September 3, 2009, October 9, 2009, November 25, 2009, July 7, 2010 and July 9, 2010; and

•	the description of our capital stock contained in the Registration Statement on Form 8-A/A dated November 12, 1993 and any amendment or report filed for the purpose of updating such description.

We also incorporate by reference, as of their respective dates of filing, any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the completion of the resale of the shares of common stock by the selling stockholders, provided however, that we are not incorporating any documents or information deemed to have been furnished and not filed in accordance with the rules of the SEC.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

The Hain Celestial Group, Inc.

58 South Service Road

Melville, NY 11747

Attention: Investor Relations

(631) 730-2200

The Hain Celestial Group, Inc., our logos and all of our other product and service names are registered trademarks or trademarks of The Hain Celestial Group, Inc. in the USA and other select countries. “®” and “™” indicate USA registration and USA trademark, respectively. Other third party logos and product/trade names are registered trademarks or tradenames of their respective companies.

THE HAIN CELESTIAL GROUP, INC.

PROSPECTUS

                    , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

14 Other Expenses of Issuance and Distribution

The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by The Hain Celestial Group, Inc. All of the amounts shown are estimated except the SEC registration fee.

Securities and Exchange Commission registration fee	$2,354
Legal fees and expenses	25,000
Accounting fees and expenses	5,000
Miscellaneous expenses	5,000

Total	$37,354

15. Indemnification of Officers and Directors

Delaware Law. Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify a director or officer under certain circumstances.

Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Any indemnification under subsections (a) and (b) of Section 145 of the DGCL (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in section 145. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate. The indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145 of the DGCL empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

The Company’s Certificate of Incorporation and Bylaws. Article Tenth of the Amended and Restated Certificate of Incorporation and Article VI of the Amended and Restated Bylaws of The Hain Celestial Group, Inc. permit The Hain Celestial Group, Inc to indemnify its directors, officers and corporate personnel to the full extent permitted by Section 145 of the DGCL, as the same may be supplemented or amended from time-to-time.

Insurance. The Hain Celestial Group, Inc has also purchased liability insurance policies covering its directors and officers.

16. Exhibits and Financial Statement Schedules

The following exhibits are included herein or incorporated herein by reference:

INDEX TO EXHIBITS

Exhibit No	Description

1.1	Form of Underwriting Agreement (1)

3.1	Amended and Restated Certificate of Incorporation (2)

3.2	Amended and Restated Bylaws (3)

4.1	See Exhibit 3.1 for provisions of the Amended and Restated Certificate of Incorporation defining the rights of holders of the common stock of the registrant (2)

4.2	Specimen of common stock certificate (4)

5.1	Legal opinion of DLA Piper LLP (US) +

23.1	Consent of Ernst & Young LLP +

23.2	Consent of DLA Piper LLP (US)+ (contained in Exhibit 5.1)

24.1	Powers of Attorney+ (included on signature page)

99.1	Form of Voting and Standstill Agreement between Clearlake Capital Partners II (ECI), LLC and each of Jason Cohen, Jerry Bello, Jeffrey Talpins and World Gourmet Marketing, L.L.C. +

(1)	To be filed by amendment or as an exhibit to a document to be incorporated by reference, if applicable.

(2)	Filed as Exhibit 3.1 to Amendment No. 1 to the Registration Statement on Form S-4 (Commission File No. 333-33830) filed by the Registrant with the Commission on April 24, 2000 and incorporated herein by reference.
(3)	Filed as Exhibit 3.1 to the Current Report on Form 8-K filed by the Registrant with the Commission on December 7, 2007.
(4)	Filed as Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form S-4 (Commission File No. 333-33830) filed by the Registrant with the Commission on April 24, 2000 and incorporated herein by reference.
+	Filed herewith

17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; and

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melville, State of New York, on August 5, 2010.

THE HAIN CELESTIAL GROUP, INC.

By:	/S/ IRA J. LAMEL
Name:	Ira J. Lamel
Title:	Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the individuals whose signature appears below constitutes and appoints Irwin D. Simon and Ira J. Lamel, as his or her true and lawful attorneys-in-fact and agents, with full and several power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed as of August 5, 2010, by the following persons in the capacities indicated.

Name	Title

/S/ IRWIN D. SIMON Irwin D. Simon	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

/S/ IRA J. LAMEL Ira J. Lamel	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/S/ MICHAEL J. SPEILLER Michael J. Speiller	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

/S/ BARRY J. ALPERIN Barry J. Alperin	Director

/S/ RICHARD C. BERKE Richard C. Berke	Director

/S/ BETH L. BRONNER Beth L. Bronner	Director

/S/ JACK FUTTERMAN Jack Futterman	Director

/S/ DANIEL R. GLICKMAN Daniel R. Glickman	Director

/S/ MARINA HAHN Marina Hahn	Director

Brett Icahn	Director

/S/ ROGER MELTZER Roger Meltzer	Director

David Schechter	Director

/S/ LEWIS D. SCHILIRO Lewis D. Schiliro	Director

/S/ LAWRENCE S. ZILAVY Lawrence S. Zilavy	Director

INDEX TO EXHIBITS

Exhibit No	Description

1.1	Form of Underwriting Agreement (1)

3.1	Amended and Restated Certificate of Incorporation (2)

3.2	Amended and Restated Bylaws (3)

4.1	See Exhibit 3.1 for provisions of the Amended and Restated Certificate of Incorporation defining the rights of holders of the common stock of the registrant (2)

4.2	Specimen of common stock certificate (4)

5.1	Legal opinion of DLA Piper LLP (US) +

23.1	Consent of Ernst & Young LLP +

23.2	Consent of DLA Piper LLP (US)+ (contained in Exhibit 5.1)

24.1	Powers of Attorney+ (included on signature page)

99.1	Form of Voting and Standstill Agreement between Clearlake Capital Partners II (ECI), LLC and each of Jason Cohen, Jerry Bello, Jeffrey Talpins and World Gourmet Marketing, L.L.C. +

(1)	To be filed by amendment or as an exhibit to a document to be incorporated by reference, if applicable.
(2)	Filed as Exhibit 3.1 to Amendment No. 1 to the Registration Statement on Form S-4 (Commission File No. 333-33830) filed by the Registrant with the Commission on April 24, 2000 and incorporated herein by reference.
(3)	Filed as Exhibit 3.1 to the Current Report on Form 8-K filed by the Registrant with the Commission on December 7, 2007.
(4)	Filed as Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form S-4 (Commission File No. 333-33830) filed by the Registrant with the Commission on April 24, 2000 and incorporated herein by reference.
+	Filed herewith.